January 15, 2008

Mail Stop 4651

By U.S. Mail and facsimile to (203) 837-2518

Mr. Stephen F. Angel
President and Chief Executive Officer
Praxair Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

> **Re: Praxair Inc.**
> **Definitive 14A**
> **Filed on March 15, 2007**
> **File No. 001-11037**

Dear Mr. Angel:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3422.

Sincerely,

Timothy A. Geishecker
Senior Counsel